

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mr. Elliot Bellen
Chief Executive Officer
New Bastion Development, Inc.
11985 Southern Blvd, Suite 191
Royal Palm Beach, FL 33411

      RE: **New Bastion Development, Inc.**
              Form 8-K dated December 7, 2010
              Filed December 7, 2010
              File No. 001-04124

Dear Mr. Bellen:

      We have completed our review of your Form 8-K and related filings and do not have any further comments at this time.

              Sincerely,

              Jeffrey Jaramillo
              Accounting Branch Chief